DLA Piper LLP (US) One Atlantic Center 1201 West Peachtree Street Suite 2900 Atlanta, Georgia 30309-3449 www.dlapiper.com Tanya L. Boyle tanya.boyle@us.dlapiper.com T 404.736.7863 F 404.682.7863

September 6, 2024

VIA EDGAR

Securities and Exchange Commission

Public Filing Desk

100 F Street, N.E.

Washington, D.C. 20549

Re:	83 Investment Group Income Fund

Ladies and Gentlemen:

On behalf of 83 Investment Group Income Fund (the "Trust"), we hereby electronically file, pursuant to Section 8(b) of the Investment Company Act of 1940, as amended, a Registration Statement on Form N-2. The Trust will concurrently file Form N-8A.

If you have any questions concerning this filing, please contact Tanya Boyle at 404-736-7863.

Sincerely,

/s/ DLA Piper LLP

DLA Piper LLP